CONSENT OF INDEPENDENT VERIFICATION FIRM

As the independent verification firm for Scharf Investments, LLC (“Scharf”), we hereby consent to reference to the firm-wide Global Investment Performance Services (GIPS) verification of Scharf for the period January 1, 2016 to December 31, 2016 issued by ACA Performance Services, LLC1 doing business as ACA Compliance Group and to related references to our firm, included in or made a part of the Prospectus and Statement of Additional Information for the Scharf Fund, Scharf Multi-Asset Opportunity Fund, Scharf Global Opportunity Fund, and Scharf Alpha Opportunity Fund.

January 24, 2020

Adviser Compliance Associates, LLC

By: /s/ Matthew Steinhilber
Matthew Steinhilber
General Counsel

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1 Adviser Compliance Associates, LLC is the successor by merger of ACA Performance Services, LLC.